UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
February 1, 2007
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Management’s discussion and analysis
Consolidated Financial Statements (unaudited)
Notes
Quarterly summary
Supervisory Board changes
Financial calendar
Signatures
INTRODUCTION
Effective with the first quarter of fiscal 2007, Siemens prepares its primary financial reporting according to International Financial Reporting Standards (IFRS). For fiscal year end 2006, our primary financial reporting was still under United States Generally Accepted Accounting Principles (U.S. GAAP). In addition, we published our first IFRS Consolidated Financial Statements as supplemental information in December 2006. We generally prepare the Interim Report as an update of our Annual Report, with a focus on the current period. The supplemental IFRS Consolidated Financial Statements serve as a basis for our primary IFRS reporting beginning with the first quarter of fiscal 2007 and as such, the Interim Report should be read in conjunction with these IFRS Consolidated Financial Statements and our Annual Report.

Key figures (1)

	1st quarter (2)
(in millions of €, except where otherwise stated)	2007	2006
Income from continuing operations	714	607
Income from discontinued operations, net of income taxes	74	332
Net income	788	939
attributable to:
Minority interest	49	53
Shareholders of Siemens AG	739	886

Earnings per share from continuing operations (3)	0.75	0.64
(in euros)
Earnings per share from discontinued operations (3)	0.08	0.35
(in euros)
Earnings per share (3)	0.83	0.99
(in euros)

Net cash from operating and investing activities (4)	(1,160)	(724)
therein: Net cash provided by operating activities	299	486
Net cash used in investing activities	(1,459)	(1,210)

Group profit from Operations (4)	1,631	1,077

New orders (4)	24,582	23,667

Revenue (4)	19,068	17,976

	December 31, 2006		September 30, 2006
	Continuing		Continuing
	operations	Total (5)	operations	Total (5)
Employees (in thousands)	428	480	424	475
Germany	144	162	143	161
International	284	318	281	314

(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of carrier networks, enterprise networks and mobile devices activities).
(2)	October 1, 2006 and 2005 — December 31, 2006 and 2005, respectively.
(3)	Earnings per share — basic, attributable to shareholders of Siemens AG.
(4)	Continuing operations.
(5)	Continuing and discontinued operations.

Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information.”

Management’s discussion and analysis

Overview of financial results for the first quarter of fiscal 2007
•	Group profit from Operations rose 51%, to €1.631 billion.

•	Strong operating profit growth was not evident in net income of €788 million, which included a €423 million negative impact from Siemens’ share of European Commission sanctions on major suppliers of certain power transmission and distribution products.

•	Income from continuing operations also included the sanction effect, but still rose 18%, to €714 million.

•	Revenue increased 6% to €19.068 billion compared to the prior-year period, and orders rose 4%, to €24.582 billion. On a comparable basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue and orders increased 10% and 8%, respectively.

•	On a continuing basis, net cash used in operating and investing activities was €1.160 billion compared to net cash used of €724 million in the first quarter a year earlier.
     We believe that in terms of the underlying performance of Siemens’ business, the first quarter got the fiscal year off to a strong start. Order growth was particularly satisfying, considering that the prior-year basis of comparison was already quite high. We also brought more of our revenue growth to the bottom line, with a substantial increase in Group profit from Operations. While it is disappointing to see net income growth reversed by an impact from events in the past, Siemens is moving on with its tremendously improved operations year-over-year. This shows that Fit4More is delivering a more profitable and growth-oriented portfolio for Siemens, and we are continuing in that direction by closing the deals we announced last year and initiating new ones. We look forward to maintaining this momentum.
     In the first quarter of fiscal 2007, ending December 31, 2006, Siemens reported net income of €788 million, a decrease of 16% compared to €939 million in the prior-year period. Basic earnings per share were €0.83 and diluted earnings per share were €0.80. In the first quarter a year earlier, both basic and diluted earnings per share were €0.99. Discontinued operations, primarily the businesses formerly reported as the Communications (Com) segment, contributed €74 million to net income in the first quarter. In the same period a year earlier, earnings of discontinued operations of €332 million included a €356 million gain on the sale of shares in Juniper Networks, Inc. (Juniper) only partially offset by €142 million in severance charges. Excluding discontinued operations, income from continuing operations was €714 million in the first quarter, an increase of 18% compared to €607 million in the same period a year earlier. On a continuing basis, basic earnings per share were €0.75 and diluted earnings per share were €0.73. In the first quarter of the prior year, both basic and diluted earnings per share were €0.64.
     The primary driver of growth in income from continuing operations was Group profit from Operations, which rose 51% year-over-year, to €1.631 billion. All Groups within Operations reported positive results, and the majority increased both Group profit and profit margin compared to the first quarter a year ago. Automation and Drives (A&D) led all Groups with €450 million in Group profit, followed by Medical Solutions (Med), Power Generation (PG) and Siemens VDO Automotive (SV). Siemens Business Services (SBS) posted a profit compared to a substantial loss in the first quarter a year earlier.
     Net income in the first quarter included a penalty of €423 million arising from a previously disclosed European Commission antitrust investigation, involving providers of certain gas-isolated switchgear (GIS) in the power transmission and distribution industry between 1988 and 2004. The penalty, which is not tax-deductible, was taken within Corporate items. For additional information, see “—Corporate items” and “Note 12 to Consolidated Financial Statements.” Net income was positively influenced by Corporate Treasury earnings, which under IFRS swung from a negative €312 million in the first quarter a year ago to a positive €46 million in the current quarter. The prior-year period included a €315 million negative effect related to the cash settlement option on a convertible bond. Earnings from Financing and Real Estate activities were €152 million compared to €182 million in the first quarter a year earlier.
     First-quarter revenue increased 6% year-over-year, to €19.068 billion. Orders of €24.582 billion were 4% higher compared to the strong first quarter a year earlier. Excluding currency translation and portfolio effects, first-quarter revenue rose 10% and orders climbed 8% year-over-year. Revenue growth was balanced regionally, while order growth was concentrated in the Americas, the Middle East, and Europe including Germany. Double-digit contributions to revenue growth came from PG, Power Transmission and Distribution (PTD), A&D and Siemens Building Technologies (SBT), while order growth was driven by double-digit increases at PTD, PG and Industrial Solutions and Services (I&S).

For Siemens on a continuing basis, net cash used in operating and investing activities was €1.160 billion compared to €724 million in the first quarter a year earlier. The difference is due primarily to the first payment of €0.4 billion for the acquisition of the diagnostics division of Bayer AG.
Results of Siemens
Results of Siemens – First quarter of fiscal 2007 compared to first quarter of fiscal 2006
The following discussion presents selected information for Siemens for the first quarter:

	First Quarter

(€ in millions)	2007	2006

New orders	24,582	23,667
New orders in Germany	4,871	4,588
New international orders	19,711	19,079
Revenue	19,068	17,976
Revenue in Germany	3,900	3,808
International revenue	15,168	14,168
Revenue in the first quarter was €19.068 billion, a 6% increase from €17.976 billion in the prior-year period. Orders were €24.582 billion, 4% higher than €23.667 billion in the first quarter a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, revenue climbed 10% and orders rose 8%.
First-quarter revenue in Germany rose 2%, to €3.900 billion, while orders increased 6% year-over-year, to €4.871 billion. International activities accounted for the remaining approximately 80% of revenue and orders in the first quarter. The fastest growth on a regional basis came in the Middle East/Africa/Commonwealth of Independent States (CIS) area, where revenue rose 16%, to €1.585 billion, and orders climbed 11%, to €2.429 billion. Asia-Pacific revenue grew 15%, to €2.697 billion, while orders of €3.092 billion came in below the prior-year period which included unusually high order volume, particularly in China and India. In the Americas, revenue of €4.948 billion and orders of €6.384 billion were 4% and 15% higher, respectively, than in the first quarter a year ago. Adjusting for currency translation and portfolio effects, revenue and orders in the region were up 13% and 25%. In Europe outside Germany, revenue rose 4%, to €5.938 billion, and orders were up 8%, at €7.806 billion.

	First Quarter

(€ in millions)	2007	2006

Gross profit	4,805	4,522
as percentage of revenue	25.2%	25.2%
     Gross profit increased 6% year-over-year to €4.805 billion, in line with 6% growth in revenue compared to the prior-year period. Gross profit margin remained stable at 25.2%.

	First Quarter

(€ in millions)	2007	2006

Research and development expenses	(781)	(791)
as percentage of sales	4.1%	4.4%
Marketing, selling and general administrative expenses	(2,843)	(3,006)
as percentage of sales	14.9%	16.7%
Other operating income	228	200
Other operating expense	(499)	(34)
Income from investments accounted for using, the equity method, net	160	142
Financial income, net	(5)	(262)
     Research and development expenses were 4.1% of revenue, down from 4.4% in the first quarter a year earlier. Marketing, selling and general administrative expenses also declined as a percent of revenue, to 14.9% from 16.7% in the prior-year period, primarily due to an improved cost position at SBS. Other operating income increased compared to the prior year. The first quarter of fiscal 2007 included substantial gains from portfolio activities, particularly a gain from the sale of the Transportation Systems (TS) locomotive leasing business. Both periods benefited from gains on sales of real estate, which were higher in the prior year. Other operating expense increased significantly compared to the prior year. The current quarter included a penalty of €423 million imposed by the European Commission antitrust investigation. For additional information, see “Note 12 to Consolidated Financial Statements.” Other operating expense also included €50 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.

Financial income, net was a negative €5 million compared to a negative €262 million in the first quarter a year earlier. The difference resulted primarily from a negative €315 million effect in the prior-year quarter, related to mark-to-market valuation of the cash settlement option associated with a €2.5 billion convertible bond issued by Siemens in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects.

	First Quarter

(€ in millions)	2007	2006

Income from continuing operations before income taxes	1,065	771
Income taxes	(351)	(164)
as percentage of income from continuing operations before income taxes	33%	21%
Income from continuing operations	714	607
Income from discontinued operations, net of income taxes	74	332
Net income	788	939
Net income attributable to Minority interest	49	53
Net income attributable to Shareholders of Siemens AG	739	886
     In the first quarter, income from continuing operations before income taxes rose by 38% to €1.065 billion despite the penalty of €423 million mentioned above, due to improved Group profit from Operations, with significant improvements at SBS and A&D. The income tax rate increased from 21% to 33%, primarily due to the non-tax deductibility of the penalty. The effects described above resulted in an income from continuing operations in the first quarter of €714 million, 18% higher than in the prior-year period. Income from discontinued operations, net of income taxes was €74 million compared to €332 million in the prior-year, which included a gain of €356 million on sales of Juniper shares only partially offset by €142 million in severance charges. Net income came in at €788 million compared to €939 million in the same period a year earlier. In the first quarter, net income attributable to shareholders of Siemens AG was €739 million, after €886 million in the first quarter of fiscal 2006.
Segment information analysis
Operations
Information and Communications
Siemens Business Services (SBS)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	24	(232)
Group profit margin	2.0%	(16.5)%

Revenue	1,180	1,406	(16)%	6%
New orders	1,217	1,505	(19)%	8%

*	Excluding currency translation effects of (1)% on revenue and orders, and portfolio effects of (21)% and (26)% on revenue and orders, respectively.
     SBS posted Group profit of €24 million in the first quarter of fiscal 2007. For comparison, the Group’s loss in the first quarter a year earlier included €207 million in severance charges. First-quarter revenue of €1.180 billion and orders of €1.217 billion were lower than a year earlier due to the Group’s divestment of its Product Related Services division between the periods under review. On an adjusted basis, revenue and orders were up 6% and 8%, respectively.

Automation and Control
Automation and Drives (A&D)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	450	359	25%
Group profit margin	13.3%	12.1%

Revenue	3,390	2,968	14%	15%
New orders	4,019	3,682	9%	11%

*	Excluding currency translation effects of (3)% on revenue and orders, and portfolio effects of 2% and 1% on revenue and orders, respectively.
     A&D increased first-quarter Group profit 25%, to a new high of €450 million, on 14% revenue growth. A&D continued to benefit from strong operating leverage, resulting in a broad-based increase in earnings and profitability year-over-year. A&D also posted broad-based growth in first-quarter revenue and orders, which reached €3.390 billion and €4.019 billion, respectively. Demand growth in Europe was highlighted by particularly strong order intake in Germany. Effective with the beginning of fiscal 2007, results for A&D include Siemens’ wireless module activities (formerly part of Com) on a retroactive basis.
     After the close of the first quarter, Siemens announced an agreement to acquire U.S.-based UGS Corp., one of the leading providers of product lifecycle management (PLM) software and services for manufacturers. For additional information, see “—Subsequent events.”
Industrial Solutions and Services (I&S)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	90	64	41%
Group profit margin	4.3%	3.2%

Revenue	2,073	1,978	5%	7%
New orders	3,057	2,705	13%	14%

*	Excluding currency translation effects of (4)% and (3)% on revenue and orders, respectively, and portfolio effects of 2% on revenue and orders.
     First-quarter Group profit at I&S jumped 41% year-over-year, to €90 million, including higher earnings and profit margins at the Group’s two largest divisions, Metal Technologies and Industrial Services. Broad-based customer demand increased first-quarter revenue 5% year-over-year, to €2.073 billion. I&S also won a number of large new contracts during the period, taking orders up to €3.057 billion, 13% above the high level recorded in the first quarter a year earlier.
Siemens Building Technologies (SBT)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	72	56	29%
Group profit margin	5.9%	5.1%

Revenue	1,213	1,102	10%	12%
New orders	1,386	1,373	1%	3%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 2% on revenue and orders.
     Group profit at SBT increased to €72 million, 29% above the first quarter a year earlier, as all divisions posted higher earnings and profit margins. Revenue increased on a Group-wide basis as well, rising 10% year-over-year to €1.213 billion. Orders were up 1%, at €1.386 billion.

Power
Power Generation (PG)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	169	178	(5)%
Group profit margin	6.2%	8.6%

Revenue	2,726	2,074	31%	30%
New orders	5,017	4,060	24%	26%

*	Excluding currency translation effects of (4)% on revenue and orders, and portfolio effects of 5% and 2% on revenue and orders, respectively.
     Strong demand continued across PG’s entire range of power generation solutions, as first-quarter revenue rose 31% year-over-year, to €2.726 billion, and orders climbed 24%, to a new quarterly high of €5.017 billion. New fossil power generation contracts were well distributed geographically, including major orders in Africa, the Americas, Asia-Pacific, Europe and the Middle East. The Group’s industrial and wind power businesses both posted sharply higher earnings and profit margins compared to the same quarter a year earlier. Group profit of €169 million for PG overall came in below the prior-year level, however, as the fossil power generation business took €92 million in charges related to cost overruns and delays on a major project in Finland. In addition, equity earnings from joint ventures were lower than in the first quarter a year earlier and are expected to remain volatile in coming quarters.
Power Transmission and Distribution (PTD)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	130	82	59%
Group profit margin	7.5%	5.6%

Revenue	1,728	1,456	19%	23%
New orders	3,146	2,473	27%	33%

*   Excluding currency translation effects of (4)% and (6)% on revenue and orders, respectively.
     PTD delivered €130 million in Group profit in the first quarter, 59% higher than in the same period a year earlier. Profitability also rose substantially, as a majority of the Group’s divisions posted higher earnings and profit margins. The €423 million penalty arising from a previously disclosed European Commission antitrust investigation is taken centrally in Corporate items. For additional information, see “—Corporate items” and “Note 12 to Consolidated Financial Statements.” First-quarter revenue for the Group climbed 19% year-over-year, to €1.728 billion. Orders of €3.146 billion, fueled by an exceptionally large contract in the Middle East, were up 27% compared to a strong first quarter a year ago.
Transportation
Transportation Systems (TS)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	47	17	176%
Group profit margin	4.4%	1.6%

Revenue	1,073	1,060	1%	5%
New orders	1,219	2,077	(41)%	(40)%

* Excluding currency translation effects of (1)% on revenue, and portfolio effects of (3)% and (1)% on revenue and orders, respectively.

     TS recorded Group profit of €47 million in the first quarter. A net gain of €76 million on the sale of the Group’s locomotive leasing business was largely offset by charges related to major projects. First-quarter revenue of €1.073 billion came in above the prior-year level. Orders exceeded revenue but came in well below the level of the prior-year quarter, which included an exceptionally large order in China.
Siemens VDO Automotive (SV)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	146	156	(6)%
Group profit margin	6.0%	6.4%

Revenue	2,418	2,448	(1)%	(1)%
New orders	2,414	2,448	(1)%	(1)%

*	Excluding currency translation effects of (2)% on revenue and orders, and portfolio effects of 2% on revenue and orders.
     Group profit was €146 million at SV in the first quarter compared to €156 million in the same period a year earlier. Both periods include positive effects from portfolio activities. First-quarter revenue of €2.418 billion was nearly level year-over-year.
Medical
Medical Solutions (Med)

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	304	243	25%
Group profit margin	14.5%	12.2%

Revenue	2,102	1,984	6%	6%
New orders	2,211	2,156	3%	3%

*	Excluding currency translation effects of (6)% on revenue and orders, and portfolio effects of 6% on revenue and orders.
     Med contributed Group profit of €304 million in the first quarter, 25% higher than in the same period a year earlier. The Group’s profit margin benefited from currency-related effects. Revenue rose 6% to €2.102 billion and orders increased 3% to €2.211 billion, including for the first time a full quarter of new volume from Med’s Diagnostics division, formed following acquisition of Diagnostic Products Corp.
     After the close of the current quarter, Med completed its acquisition of Bayer’s diagnostics business and merged it into the Diagnostics division. The Group expects integration costs relating to the acquisition and merger in the second quarter. For additional information on the acquisition, see “—Subsequent events.”
Lighting
Osram

	First Quarter

			% Change

(€ in millions)	2007	2006	Actual	Adjusted*

Group profit	123	121	2%
Group profit margin	10.5%	10.4%

Revenue	1,174	1,158	1%	7%
New orders	1,174	1,158	1%	7%

* Excluding currency translation effects of (6)% on revenue and orders.
     First-quarter Group profit at Osram rose to €123 million. Revenue increased to €1.174 billion, a 7% increase excluding currency translation effects. Growth included substantial contributions from innovative products and particular strength in Asia-Pacific and Europe.

Strategic Equity Investments (SEI)
     Beginning in fiscal 2007, Siemens reports certain strategic investments accounted for under the equity method in a new segment, Strategic Equity Investments (SEI). During the first quarter, SEI consisted of Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH (BSH). These investments were formerly included within Other Operations. A new company announced by Siemens and Nokia Corporation in fiscal 2006, to be called Nokia Siemens Networks (NSN), will be included in SEI following the expected close of the NSN transaction. In the first quarter, SEI contributed earnings of €52 million compared to €46 million in the same period a year earlier. The increase was attributable to BSH.
Other Operations
     Other Operations consist of centrally held operating businesses not related to a Group, including Siemens Home and Office Communication Devices (SHC). Group profit from Other Operations was €24 million in the first quarter of fiscal 2007. A year earlier, a negative €13 million in Group profit from Other Operations was due primarily to losses at Siemens’ Dematic businesses, which were divested between the periods under review.
Reconciliation to Financial Statements
     Reconciliation to financial statements includes various categories of items which are not allocated to the Groups because the Managing Board has determined that such items are not indicative of Group performance.
Corporate items, pensions and eliminations
     Corporate items, pensions and eliminations totaled a negative €663 million in the first quarter, compared to a negative €91 million a year earlier. The change was due mostly to an increase within Corporate items, which included a €423 million negative impact from Siemens’ share of European Commission sanctions on major suppliers of certain power transmission and distribution products. For additional information with respect to these sanctions, see “Note 12 to Consolidated Financial Statements.” The fine was taken centrally because the Managing Board does not regard it to be indicative of PTD’s current performance. In addition, the change year-over-year includes the effects related to commodity hedging activities not qualifying for hedge accounting and €54 million primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG. Pension expense increased year-over-year, from a positive €23 million to a negative €30 million, primarily due to a one-time charge resulting from a change in German law.
Other interest expense
     Other interest expense of Operations for the first quarter of fiscal 2007 was €101 million compared to interest expense of €85 million a year earlier.
Financing and Real Estate
Siemens Financial Services (SFS)

	First Quarter

(€ in millions)	2007	2006	% Change

Income before income taxes	83	78	6%

	Dec. 31,	Sept. 30,
	2006	2006

Total assets	10,457	10,543	(1)%

     Income before income taxes at SFS was €83 million in the first quarter, including a gain on the sale of shares by the Equity division. Assets of €10.457 billion were nearly level compared to the end of fiscal 2006.

Siemens Real Estate (SRE)

	First Quarter

(€ in millions)	2007	2006	%Change

Income before income taxes	69	104	(34)%

Revenue	421	411	2%

	Dec. 31,	Sept. 30,
	2006	2006

Total assets	3,233	3,221	0%

     Income before income taxes at SRE was €69 million, including a high level of real estate sales. The same factor was even more significant in the first quarter a year earlier, when income before income taxes reached €104 million. Assets remained nearly unchanged compared to the level at the end of fiscal 2006.
Eliminations, reclassifications and Corporate Treasury
     Income before taxes from eliminations, reclassifications and Corporate Treasury was €46 million compared to a negative €312 million a year earlier. The difference resulted primarily from a negative €315 million effect under IFRS in the prior-year quarter, related to mark-to-market valuation of the cash settlement option associated with a €2.5 billion convertible bond issued by Siemens in 2003. This option was irrevocably waived in the third quarter of fiscal 2006, effectively eliminating subsequent earnings effects. In the current quarter, higher interest income from cash and cash equivalents and from intra-company financing was more than offset by higher interest expense associated with the issuance of bonds between the periods under review.
Liquidity, capital resources and capital requirements
Cash flow — First three months of fiscal 2007 compared to first three months of fiscal 2006
     The following discussion presents an analysis of Siemens’ cash flows for the three-month period ended December 31, 2006 and 2005. The first table presents cash flow for continuing and discontinued operations. Discontinued operations include Siemens’ carrier-related operations and the enterprise networks business as well as the Mobile Devices business. For further information on discontinued operations, see “Notes to Consolidated Financial Statements.” The second table focuses on cash flow from continuing operations for the components of Siemens.

					Continuing and
	Continuing operations		Discontinued operations		discontinued operations

			First Quarter
(€ in millions)	2007	2006	2007	2006	2007	2006

Net cash provided by (used in):
Operating activities	299	486	(875)	(559)	(576)	(73)
Investing activities	(1,459)	(1,210)	(175)	384	(1,634)	(826)

Net cash used in operating and investing activities	(1,160)	(724)	(1,050)	(175)	(2,210)	(899)

     Net cash used in operating and investing activities was €2.210 billion in the first quarter compared to €899 million in the same period a year earlier. Discontinued operations were the main factor in the difference year-over-year. In the first quarter a year ago, net cash used in discontinued operations was €175 million, which benefited from €465 million in proceeds from the sale of Juniper shares. In the current period, discontinued operations used net cash of €1.050 billion, including a higher build-up of net working capital. On a continuing basis, Siemens in the first quarter used €1.160 billion in net cash from operating and investing activities compared to €724 million used in the same period a year earlier.

			SFS, SRE and
Continuing operations	Operations		Corporate Treasury*		Siemens

			First Quarter

(€ in millions)	2007	2006	2007	2006	2007	2006

Net cash provided by (used in):
Operating activities	(401)	61	700	425	299	486
Investing activities	(1,001)	(881)	(458)	(329)	(1,459)	(1,210)

Net cash provided by (used in) operating and investing activities	(1,402)	(820)	242	96	(1,160)	(724)

* Also includes eliminations and reclassifications.
     Within Operations, net cash used in operating activities was €401 million in the first quarter compared to €61 million in net cash provided in the same period a year earlier. Income tax payments were significantly higher in the current period at €554 million compared to €212 million a year earlier. Net working capital increased by a lower amount during the quarter compared to the prior year. Within Corporate Treasury, Financing and Real Estate, operating activities provided net cash of €700 million in the first three months of fiscal 2007, compared to net cash provided of €425 million a year earlier. For Siemens as a whole, net cash provided by operating activities was €299 million in the first three months of fiscal 2007 compared to €486 million in the prior-year period.
     Operations used net cash in investing activities of €1.001 billion in the first quarter of the current year, compared to €881 million a year earlier. Higher cash outflows for acquisitions in the current year include a €0.4 billion first payment for Bayer’s diagnostics business at Med and a payment to acquire AG Kühnle, Kopp & Kausch at PG. Capital expenditures for property, plant and equipment decreased year-over-year. Corporate Treasury, Financing and Real Estate used net cash in investing activities of €458 million compared to €329 million a year earlier. Siemens as a whole used net cash in investing activities of €1.459 billion in the first three months of fiscal 2007 compared to net cash used of €1.210 billion in the same period a year earlier.
     Financing activities in the first quarter of fiscal 2007 provided net cash of €850 million compared to net cash used of €423 million a year earlier. The change in short-term debt of €1.022 billion in the current period reflects proceeds from the issuance of commercial paper under the U.S.$-Commercial Paper program. The change in short-term debt in the prior period was a negative €213 million.
Capital resources and capital requirements
Ratings
     On December 11, 2006, Standard & Poor’s changed its outlook from “CreditWatch negative” to “negative.” Neither Standard & Poor’s nor Moody’s Investors Service changed its long-term or its short-term credit rating.
Debt
     The amount outstanding under the U.S.$-Commercial Paper program increased to U.S.$1.3 billion (€1.0 billion) as of December 31, 2006. As of September 30, 2006, no commercial paper was outstanding.
     As of December 31, 2006, the Company’s available lines of credit were unused. In January 2007, Siemens made use of the U.S.$ credit facility by drawing the U.S.$1 billion term loan (€0.8 billion).
Guarantees
     For information on guarantees and other commitments, see “Note 11 to Consolidated Financial Statements.”
Pension plan funding
     At the end of the first three months of fiscal 2007, the combined funding status of Siemens’ principal pension plans showed an estimated underfunding of €2.0 billion, compared to an underfunding of €2.9 billion at the end of fiscal 2006. The improvement in funding status was primarily due to regular contributions and the actual return on plan assets. Pension service and interest cost were offset by a slight increase in the discount rate assumption at December 31, 2006, reducing Siemens estimated defined benefit obligation (DBO).

     The fair value of plan assets of Siemens’ principal funded pension plans on December 31, 2006 was €24.4 billion, compared to €23.8 billion on September 30, 2006. In the first three months of fiscal 2007, regular employer contributions amounted to €316 million compared to €362 million in the first three months of the prior fiscal year.
     The estimated DBO for Siemens’ principal pension plans amounted to €26.4 billion on December 31, 2006. This was approximately €300 million lower than the DBO of €26.7 billion on September 30, 2006. This decrease was due to the net of pension service and interest cost less benefits paid during the three-month period which was more than offset by a slight increase in the discount rate assumption at December 31, 2006.
     For more information on Siemens’ pension plans, see “Notes to Consolidated Financial Statements.”
Legal proceedings
     For information on legal proceedings, see “Note 12 to Consolidated Financial Statements.”
Subsequent events
     In fiscal 2006, Siemens signed an agreement to acquire the diagnostics division of Bayer Aktiengesellschaft. The acquisition, which will be integrated into Med, will enable Siemens to expand its position in the growing molecular diagnostics market. The acquisition was completed on January 2, 2007. The estimated purchase price, payable in cash, amounts to €4.4 billion (including cash acquired).
     On January 24, Siemens announced an agreement to acquire U.S.-based UGS Corp., one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, from its current owners Bain Capital Partners, L.L.C., Silver Lake Technology Management, L.L.C. and Warburg Pincus, L.L.C. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$3.5 billion (approximately €2.7 billion). Upon approval of the transaction by relevant regulatory authorities, the activities of UGS will become part of A&D.
     On January 24, Siemens announced that it plans an initial public offering of a minority of shares in SV.
     This Interim Report contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from: changes in general economic and business conditions (including margin developments in major business areas); the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; changes in currency exchange rates and interest rates; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens worldwide; changes in business strategy; the outcome of investigations and legal proceedings as well as various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006

Revenue	19,068	17,976	(401)	(326)	18,874	17,744	595	558
Cost of goods sold and services rendered	(14,263)	(13,454)	401	326	(14,181)	(13,332)	(483)	(448)

Gross profit	4,805	4,522	—	—	4,693	4,412	112	110
Research and development expenses	(781)	(791)	—	—	(781)	(791)	—	—
Marketing, selling and general administrative expenses	(2,843)	(3,006)	(1)	—	(2,750)	(2,928)	(92)	(78)
Other operating income	228	200	(23)	(22)	174	117	77	105
Other operating expense	(499)	(34)	—	—	(493)	(30)	(6)	(4)
Income from investments accounted for using the equity method, net	160	142	—	—	143	127	17	15
Financial income, net	(5)	(262)	70	(290)	(119)	(6)	44	34

Income (loss) from continuing operations before income taxes	1,065	771	46	(312)	867	901	152	182
Income taxes (1)	(351)	(164)	(15)	67	(286)	(192)	(50)	(39)

Income (loss) from continuing operations	714	607	31	(245)	581	709	102	143
Income from discontinued operations, net of income taxes	74	332	—	—	74	332	—	—

Net income (loss)	788	939	31	(245)	655	1,041	102	143

Attributable to:
Minority interest	49	53
Shareholders of Siemens AG	739	886
Basic earnings per share
Income from continuing operations	0.75	0.64
Income from discontinued operations	0.08	0.35

Net income	0.83	0.99

Diluted earnings per share
Income from continuing operations	0.73	0.64
Income from discontinued operations	0.07	0.35

Net income	0.80	0.99

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €)

	Siemens
	2007	2006

Net income	788	939
Currency translation differences	(167)	151
Available-for-sale financial assets	42	(220)
Derivative financial instruments	53	(69)
Actuarial gains and losses on pension plans and similar commitments	509	(221)

Total income and expense recognized directly in equity, net of tax (2) (3)	437	(359)

Total income and expense recognized in equity	1,225	580

Attributable to:
Minority interest	37	64
Shareholders of Siemens AG	1,188	516

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

(2)	Includes €5 and €22 in 2007 and 2006, respectively, resulting from investments accounted for using the equity method.

(3)	Includes minority interest of €(12) and €11 in 2007 and 2006, respectively, relating to currency translation differences.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS

CONSOLIDATED BALANCE SHEETS (unaudited)
As of December 31, 2006 and September 30, 2006
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	12/31/06	9/30/06	12/31/06	9/30/06	12/31/06	9/30/06	12/31/06	9/30/06

ASSETS
Current assets
Cash and cash equivalents	8,443	10,214	7,166	9,072	1,249	1,109	28	33
Available-for-sale financial assets	580	596	403	416	145	160	32	20
Trade and other receivables	16,125	15,148	(2)	—	12,370	10,885	3,757	4,263
Other current financial assets	3,195	2,370	337	145	1,502	1,314	1,356	911
Intragroup receivables	—	—	(13,722)	(15,736)	13,688	15,680	34	56
Inventories	13,814	12,790	(2)	(2)	13,715	12,735	101	57
Income tax receivables	480	458	3	2	467	445	10	11
Other current assets	1,432	1,274	—	48	1,253	1,122	179	104
Assets classified as held for disposal	8,258	7,164	(41)	(21)	8,299	7,180	—	5

Total current assets	52,327	50,014	(5,858)	(6,076)	52,688	50,630	5,497	5,460

Goodwill	9,709	9,689	—	—	9,578	9,557	131	132
Other intangible assets	3,327	3,385	—	—	3,312	3,368	15	17
Property, plant and equipment	11,990	12,072	—	—	8,247	8,310	3,743	3,762
Investments accounted for using the equity method	3,191	2,956	—	—	2,963	2,738	228	218
Other financial assets	5,714	5,042	395	215	1,734	1,232	3,585	3,595
Intragroup receivables	—	—	(331)	(348)	331	348	—	—
Deferred tax assets	3,667	3,860	204	222	3,354	3,532	109	106
Other assets	597	713	—	194	582	507	15	12

Total assets	90,522	87,731	(5,590)	(5,793)	82,789	80,222	13,323	13,302

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	3,127	2,175	2,148	1,433	757	530	222	212
Trade payables	8,100	8,443	(2)	28	7,877	8,140	225	275
Other current financial liabilities	2,191	1,035	843	508	1,156	483	192	44
Intragroup liabilities	—	—	(16,719)	(16,406)	10,225	9,886	6,494	6,520
Current provisions	3,766	3,859	—	—	3,685	3,770	81	89
Income tax payables	1,097	1,487	2	2	1,078	1,468	17	17
Other current liabilities	17,625	16,485	147	227	17,241	15,974	237	284
Liabilities associated with assets classified as held for disposal	5,580	5,385	(27)	(16)	5,607	5,401	—	—

Total current liabilities	41,486	38,869	(13,608)	(14,224)	47,626	45,652	7,468	7,441

Long-term debt	12,773	13,122	11,678	11,946	667	744	428	432
Pension plans and similar commitments	4,211	5,083	—	—	4,209	5,081	2	2
Deferred tax liabilities	92	102	(404)	(397)	82	95	414	404
Provisions	1,935	1,858	—	—	1,845	1,761	90	97
Other financial liabilities	333	248	64	19	207	177	62	52
Other liabilities	2,205	2,174	40	41	2,100	2,054	65	79
Intragroup liabilities	—	—	(3,360)	(3,178)	527	434	2,833	2,744

Total liabilities	63,035	61,456	(5,590)	(5,793)	57,263	55,998	11,362	11,251

Equity
Common stock, no par value (1)	2,675	2,673
Additional paid-in capital	5,704	5,662
Retained earnings	18,330	17,082
Other components of equity	96	156
Treasury shares, at cost (2)	—	—

Total equity attributable to shareholders of Siemens AG	26,805	25,573

Minority interest	682	702

Total equity	27,487	26,275	—	—	25,526	24,224	1,961	2,051

Total liabilities and equity	90,522	87,731	(5,590)	(5,793)	82,789	80,222	13,323	13,302

(1)	Authorized: 1,116,635,721 and 1,116,087,241 shares, respectively. Issued: 891,635,721 and 891,087,241 shares, respectively.

(2)	434 and 415 shares, respectively.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2007	2006	2007	2006	2007	2006	2007	2006
Cash flows from operating activities
Net income (loss)	788	939	31	(245)	655	1,041	102	143
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	674	722	—	—	570	624	104	98
Income taxes	353	122	15	(67)	288	150	50	39
Interest (income) expense, net	19	(50)	(64)	(110)	114	97	(31)	(37)
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment	(161)	(106)	—	—	(111)	(24)	(50)	(82)
(Gains) on sales of investments, net (1)	(32)	(26)	—	—	(18)	(26)	(14)	—
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	2	(351)	—	—	2	(351)	—	—
(Income) from investments (1)	(166)	(132)	—	—	(147)	(117)	(19)	(15)
Other non-cash (income) expenses	36	(44)	40	(92)	3	39	(7)	9
Change in current assets and liabilities
(Increase) decrease in inventories	(935)	(813)	—	3	(891)	(787)	(44)	(29)
(Increase) decrease in trade and other receivables	(1,333)	(884)	512	274	(1,860)	(1,168)	15	10
(Increase) decrease in other current assets	(894)	(117)	(172)	26	(610)	(163)	(112)	20
Increase (decrease) in trade payables	(390)	(436)	(36)	(4)	(309)	(446)	(45)	14
Increase (decrease) in current provisions	(128)	(141)	—	—	(126)	(139)	(2)	(2)
Increase (decrease) in other current liabilities	2,492	1,348	241	404	2,124	924	127	20
Change in other assets and liabilities	(474)	(33)	8	(1)	(450)	(7)	(32)	(25)
Income taxes paid	(639)	(255)	(20)	(14)	(554)	(212)	(65)	(29)
Dividends received	14	33	—	—	12	33	2	—
Interest received	198	151	64	30	32	42	102	79

Net cash provided by (used in) operating activities — continuing and discontinued operations	(576)	(73)	619	204	(1,276)	(490)	81	213
Net cash provided by (used in) operating activities — continuing operations	299	486	619	212	(401)	61	81	213
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(759)	(865)	—	—	(633)	(709)	(126)	(156)
Acquisitions, net of cash acquired	(620)	(291)	—	—	(620)	(289)	—	(2)
Purchases of investments (1)	(68)	(158)	—	—	(65)	(146)	(3)	(12)
Purchases of current available-for-sale financial assets	(15)	(40)	—	—	—	(39)	(15)	(1)
(Increase) decrease in receivables from financing activities	(391)	(262)	(519)	(297)	—	—	128	35
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	196	303	—	—	121	199	75	104
Proceeds from disposals of businesses	10	12	—	—	10	12	—	—
Proceeds from sales of current available-for-sale financial assets	13	475	—	—	11	475	2	—

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,634)	(826)	(519)	(297)	(1,176)	(497)	61	(32)
Net cash provided by (used in) investing activities — continuing operations	(1,459)	(1,210)	(519)	(297)	(1,001)	(881)	61	(32)
Cash flows from financing activities
Proceeds from issuance of common stock	30	—	—	—	30	—	—	—
Purchase of common stock	—	(172)	—	—	—	(172)	—	—
Proceeds from re-issuance of treasury stock	—	81	—	—	—	81	—	—
Change in short-term debt	1,022	(213)	739	(6)	297	(139)	(14)	(68)
Interest paid	(163)	(83)	(126)	(35)	(23)	(29)	(14)	(19)
Dividends paid to minority shareholders	(39)	(36)	—	—	(39)	(36)	—	—
Intragroup financing	—	—	(2,599)	(980)	2,718	1,064	(119)	(84)

Net cash provided by (used in) financing activities	850	(423)	(1,986)	(1,021)	2,983	769	(147)	(171)
Effect of exchange rates on cash and cash equivalents	(28)	25	(20)	16	(8)	10	—	(1)
Net increase (decrease) in cash and cash equivalents	(1,388)	(1,297)	(1,906)	(1,098)	523	(208)	(5)	9
Cash and cash equivalents at beginning of period	10,214	8,121	9,072	6,603	1,109	1,471	33	47

Cash and cash equivalents at end of period	8,826	6,824	7,166	5,505	1,632	1,263	28	56
Less: Cash and cash equivalents of discontinued operations at end of period	383	—	—	—	383	—	—	—

Cash and cash equivalents of continuing operations at end of period	8,443	6,824	7,166	5,505	1,249	1,263	28	56

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The accompanying Notes are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED CHANGES IN EQUITY (unaudited)
For the three months ended December 31, 2006 and 2005
(in millions of €)

				Other components of equity
					Available-				Total equity
		Additional		Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained	translation	financial	financial		shares	to shareholders	Minority	Total
	stock	capital	earnings	differences	assets	instruments	Total	at cost	of Siemens AG	interest	equity
Balance at October 1, 2005	2,673	5,167	14,909	411	450	(89)	772	(1)	23,520	661	24,181

Income and expense recognized in equity	—	—	665	140	(220)	(69)	(149)	—	516	64	580
Dividends	—	—	—	—	—	—	—	—	—	(36)	(36)
Issuance of common stock and share-based payment	—	12	—	—	—	—	—	—	12	—	12
Purchase of common stock	—	—	—	—	—	—	—	(172)	(172)	—	(172)
Re-issuance of treasury stock	—	(13)	—	—	—	—	—	98	85	—	85
Other changes in equity	—	—	—	—	—	—	—	—	—	2	2

Balance at December 31, 2005	2,673	5,166	15,574	551	230	(158)	623	(75)	23,961	691	24,652

Balance at October 1, 2006	2,673	5,662	17,082	91	96	(31)	156	—	25,573	702	26,275

Income and expense recognized in equity	—	—	1,248	(155)	42	53	(60)	—	1,188	37	1,225
Dividends	—	—	—	—	—	—	—	—	—	(44)	(44)
Issuance of common stock and share-based payment	2	42	—	—	—	—	—	—	44	—	44
Purchase of common stock	—	—	—	—	—	—	—	—	—	—	—
Re-issuance of treasury stock	—	—	—	—	—	—	—	—	—	—	—
Other changes in equity	—	—	—	—	—	—	—	—	—	(13)	(13)

Balance at December 31, 2006	2,675	5,704	18,330	(64)	138	22	96	—	26,805	682	27,487

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended December 31, 2006 and 2005 and as of September 30, 2006
(in millions of €)

													Net cash from						Amortization,
					Intersegment						Net capital		operating and				Capital		depreciation and
	New orders		External revenue		revenue		Total revenue		Group profit(1)		employed(2)		investing activities				spending(3)		impairments(4)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	12/31/06	9/30/06	2007		2006		2007	2006	2007	2006
Operations Groups (5)
Siemens Business Services (SBS)	1,217	1,505	888	1,140	292	266	1,180	1,406	24	(232)	336	171	(131)		(413)		68	76	69	68
Automation and Drives (A&D)	4,019	3,682	2,994	2,628	396	340	3,390	2,968	450	359	4,201	3,837	119		115		99	116	70	56
Industrial Solutions and Services (I&S)	3,057	2,705	1,841	1,762	232	216	2,073	1,978	90	64	1,339	1,279	(29)		(87)		26	95	27	33
Siemens Building Technologies (SBT)	1,386	1,373	1,195	1,087	18	15	1,213	1,102	72	56	1,904	1,764	(58)		(147)		56	116	27	25
Power Generation (PG)	5,017	4,060	2,710	2,071	16	3	2,726	2,074	169	178	2,322	1,945	(137)		216		232	136	55	50
Power Transmission and Distribution (PTD)	3,146	2,473	1,613	1,350	115	106	1,728	1,456	130	82	1,814	1,701	53		34		44	31	26	29
Transportation Systems (TS)	1,219	2,077	1,061	1,035	12	25	1,073	1,060	47	17	87	111	181		165		25	34	13	12
Siemens VDO Automotive (SV)	2,414	2,448	2,416	2,445	2	3	2,418	2,448	146	156	3,840	3,767	21		27		97	164	110	101
Medical Solutions (Med)	2,211	2,156	2,088	1,975	14	9	2,102	1,984	304	243	5,314	4,975	(221)		88		470	54	75	62
Osram	1,174	1,158	1,159	1,139	15	19	1,174	1,158	123	121	2,164	1,976	(58)		107		73	67	61	62
Strategic Equity Investments (SEI) (6)	—	—	—	—	—	—	—	—	52	46	1,071	1,008	—		—		—	—	—	—
Other Operations	968	1,299	813	1,059	198	200	1,011	1,259	24	(13)	75	48	(148)		(193)		31	94	34	37

Total Operations Groups	25,828	24,936	18,778	17,691	1,310	1,202	20,088	18,893	1,631	1,077	24,467	22,582	(408)		(88)		1,221	983	567	535
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,468)	(1,503)	23	17	(1,237)	(1,166)	(1,214)	(1,149)	(663)	(91)	(5,741)	(6,584)	(994	) (7)	(732	)(7)	13	66	(2)	(2)
Other interest expense	—	—	—	—	—	—	—	—	(101)	(85)	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—	64,063	64,224	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/ Total assets)	24,360	23,433	18,801	17,708	73	36	18,874	17,744	867	901	82,789	80,222	(1,402)		(820)		1,234	1,049	565	533

									Income before
									income taxes		Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	178	150	148	132	29	18	177	150	83	78	10,457	10,543	105		89		85	113	64	56
Siemens Real Estate (SRE)	421	411	119	136	302	275	421	411	69	104	3,233	3,221	—		28		44	57	40	42
Eliminations	(3)	(3)	—	—	(3)	(3)	(3)	(3)	—	—	(367)	(462)	37	(7)	64	(7)	—	—	—	—

Total Financing and Real Estate	596	558	267	268	328	290	595	558	152	182	13,323	13,302	142		181		129	170	104	98

Eliminations, reclassifications and Corporate Treasury	(374)	(324)	—	—	(401)	(326)	(401)	(326)	46	(312)	(5,590)	(5,793)	100	(7)	(85)	(7)	—	—	—	—

Siemens	24,582	23,667	19,068	17,976	—	—	19,068	17,976	1,065	771	90,522	87,731	(1,160)		(724)		1,363	1,219	669	631

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.

(2)	Net capital employed of the Operations Groups represents total assets less tax assets, provisions and non-interest bearing liabilities other than tax liabilities.

(3)	Intangible assets, property, plant and equipment, acquisitions, non-current available-for-sale financial assets and investments accounted for using the equity method.

(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of non-current available-for-sale financial assets and investments accounted for using the equity method.

(5)	Communications (Com) no longer represents an operating segment. The primary business components of Com are reported as discontinued operations.

(6)	SEI was created as of October 1, 2006 and includes certain strategic investments accounted for using the equity method. Prior-year information was reclassified for comparability purposes.

(7)	Includes cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income. Furthermore, the reclassification of interest payments in the Consolidated Statements of Cash Flow from operating activities into financing activities is shown in Eliminations. Interest payments are external interest paid as well as intragroup interest paid and received.

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

NOTES

1. Basis of presentation

     The accompanying Consolidated Financial Statements present the operations of Siemens AG and its subsidiaries, (the Company or Siemens). The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS). In addition to its primary financial reporting for fiscal 2006 under United States Generally Accepted Accounting Principles (U.S. GAAP), in December 2006 the Company also published its first IFRS Consolidated Financial Statements (IFRS Consolidated Financial Statements as of September 30, 2006). These IFRS Consolidated Financial Statements were presented as supplemental information and serve as a basis for Siemens’ primary IFRS reporting beginning with the first quarter of fiscal 2007.

     Siemens prepares and reports its Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the field of electronics and electrical engineering.

     Interim financial statements—The accompanying Consolidated Balance Sheet as of December 31, 2006, the Consolidated Statements of Income, Income and Expense Recognized in Equity and Cash Flows for the three months ended December 31, 2006 and 2005, and the Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These interim financial statements have been prepared in compliance with International Accounting Standard (IAS) 34, Interim financial reporting, and should be read in connection with the IFRS Consolidated Financial Statements prepared for fiscal 2006 as indicated above. The interim financial statements are based on the accounting principles and practices applied in the preparation of the IFRS financial statements for fiscal 2006 except as indicated below. In the opinion of management, these unaudited Consolidated Financial Statements include all adjustments of a normal and recurring nature and necessary for a fair presentation of results for the interim periods. Results for the three months ended December 31, 2006 are not necessarily indicative of future results.

     Financial statement presentation—The presentation of the Company’s worldwide financial data (Siemens) is accompanied by a component model presentation that shows the worldwide financial position, results of operations and cash flows for the operating businesses (Operations) separately from those for financing and real estate activities (Financing and Real Estate), the Corporate Treasury and certain elimination and reclassification effects (Eliminations, reclassifications and Corporate Treasury). These components contain the Company’s reportable segments (also referred to as “Groups”). The financial data presented for these components are not intended to present the financial position, results of operations and cash flows as if they were separate entities under IFRS. See also Note 15. The information disclosed in these Notes relates to Siemens unless otherwise stated.

     Basis of consolidation—The Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPE’s) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20% to 50% of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also recorded using the equity method.

     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Reclassification—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.

     Segment information— In November 2006, the International Accounting Standards Board (IASB) issued IFRS 8, Operating Segments. IFRS 8 replaces IAS 14, Segment Reporting, and aligns segment reporting with the requirements of Statement of Financial Accounting Standards (SFAS) 131, Disclosures about Segments of an Enterprise and Related Information, except for some minor differences.

     IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

performance. Generally, financial information is required to be reported on the same basis as is used internally for evaluating operating segment performance and deciding how to allocate resources to operating segments.

     IFRS 8 is effective for fiscal periods beginning on or after January 1, 2009. However, Siemens decided to early adopt IFRS 8 in the first quarter of fiscal 2007. See Note 15 for further information on segment information.

2. Dispositions and discontinued operations

     a) Dispositions

     At the beginning of October 2006, the Company sold Siemens Dispolok GmbH Germany, which was part of the Group Transportation Systems (TS), to Mitsui Group. The transaction resulted in a pre-tax gain, net of related costs of €76, which is included in Other operating income.

     b) Discontinued Operations

     In June 2006, Siemens and Nokia Corporation (Nokia), Finland announced an agreement to contribute the carrier-related operations of Siemens and the Networks Business Group of Nokia into a new company, to be called Nokia Siemens Networks (NSN), in exchange for shares in NSN. Siemens and Nokia will each own an economic share of approximately 50% of NSN. Siemens expects to account for its investment in NSN using the equity method. The transaction is subject to customary regulatory approvals (such approvals have already been received from the European Union and the U.S.), the completion of closing conditions, agreement on a number of detailed implementation steps, as well as the results and consequences of a compliance review at Siemens’ carrier-related operations (for further information see Note 15). Siemens expects to realize a gain on this transaction.

     The Company also plans to dispose of its enterprise networks business in fiscal 2007. The Mobile Devices (MD) business was included in Communications (Com) prior to its sale. As of December 31, 2006, the remaining business activities of Com that are not held for disposal are part of Other Operations and A&D (see Note 15 for further information). Except for these businesses, the historical results of Com are reported as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

     The assets and liabilities of the carrier networks business and the enterprise networks business were classified on the balance sheet as held for disposal and measured at the lower of their carrying amount or fair value less costs to sell.

     The carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	December 31,	September 30,
	2006	2006
Cash and cash equivalents	383	—
Trade and other receivables	2,872	2,706
Inventories	2,219	2,135
Goodwill	392	369
Property, plant and equipment	696	645
Other assets	1,696	1,309

Assets classified as held for disposal	8,258	7,164

Trade payables	1,959	2,077
Current provisions	498	576
Pension plans and similar commitments	334	381
Non-current provisions	108	121
Other liabilities	2,681	2,230

Liabilities associated with assets classified as held for disposal	5,580	5,385

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The net results of discontinued operations presented in the Consolidated Statements of Income consist of the following components:

	Three months ended December 31
	2006	2005
Revenue	2,997	3,507
Costs and expenses	(2,920)	(3,217)

Income (loss) from discontinued operations before income taxes	77	290

Income taxes	(3)	42

Income (loss) from discontinued operations, net of income taxes	74	332

     In the three months ended December 31, 2005, the Company’s former operating Group, Com, sold its remaining interest in Juniper Networks, Inc. representing 22.8 million shares for net proceeds of €465. The transaction resulted in a non-taxable gain of €356 which is reported in Income from discontinued operations, net of income taxes.

     The income tax (charge) benefit for the three months ended December 31, 2006 and 2005 related to discontinued operations includes deferred tax benefits generated on pre-tax losses in jurisdictions with higher statutory income tax rates that were only partially offset by income tax expense generated on pre-tax income in jurisdictions with lower statutory income tax rates.

     Within Net cash provided by (used in) financing activities dividends paid to minority shareholders include €12 and €9, respectively, relating to discontinued operations for the three months ended December 31, 2006 and 2005.

3. Other operating income

	Three months ended
	December 31,
	2006	2005
Gains on sales of real estate	56	86
Gains on disposals of businesses	120	31
Other	52	83

	228	200

     Gains on disposals of businesses includes the gain on the sale of Siemens Dispolok GmbH (see Note 2 for further information).

4. Other operating expense

	Three months ended
	December 31,
	2006	2005
Losses on sales of real estate	(8)	(2)
Losses on disposals of businesses	(8)	(7)
Other	(483)	(25)

	(499)	(34)

     Other for the three months ended December 31, 2006 includes a €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 12 and 15 for further information). The fine is not deductible for income tax purposes. Other for the three months ended December 31, 2006 also includes €(50) primarily to fund job placement companies for former Siemens employees affected by the bankruptcy of BenQ Mobile GmbH & Co. OHG.

5. Financial income, net

	Three months ended
	December 31,
	2006	2005
Interest income, net	(27)	51
Income from pension plans and similar commitments, net	44	54
Income from available-for-sale financial assets, net	17	(9)
Other financial income, net	(39)	(358)

	(5)	(262)

SIEMENS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

     The total amounts of interest income and expense were as follows:

	Three months ended
	December 31,
	2006	2005
Interest income	208	166
Interest expense	(235)	(115)

Interest income, net	(27)	51

Thereof: Interest income (expense) of Operations, net	(21)	(11)
Thereof: Other interest income, net	(6)	62

     Interest income (expense) of Operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Other interest income, net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.

     The components of Income from pension plans and similar commitments, net were as follows:

	Three months ended
	December 31,
	2006	2005
Expected return on plan assets	361	345
Interest cost	(317)	(291)

Income from pension plans and similar commitments, net	44	54

     Service cost for pension plans and similar commitments are allocated among functional costs (Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses).

     The components of Income from available-for-sale financial assets, net were as follows:

	Three months ended
	December 31,
	2006	2005
Dividends received	12	6
Impairment	(10)	(7)
Gains on sales, net	30	1
Other	(15)	(9)

Income from available-for-sale financial assets, net	17	(9)

     In the three months ended December 31, 2005, a result of €(315) from the mark to market valuation of the conversion right of the convertible notes was included in Other financial income, net. See IFRS Consolidated Financial Statements as of September 30, 2006 for further information.

6. Inventories, net

	December 31,	September 30,
	2006	2006
Raw materials and supplies	2,753	2,609
Work in process	2,992	2,975
Costs and earnings in excess of billings on uncompleted contracts	7,482	7,085
Finished goods and products held for resale	2,806	2,544
Advances to suppliers	759	667

	16,792	15,880
Advance payments received	(2,978)	(3,090)

	13,814	12,790

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
7. Goodwill

	December 31,	September 30,
	2006	2006

Operations
Siemens Business Services (SBS)	128	127
Automation and Drives (A&D)	1,005	1,007
Industrial Solutions and Services (I&S)	1,081	1,096
Siemens Building Technologies (SBT)	555	559
Power Generation (PG)	1,576	1,415
Power Transmission and Distribution (PTD)	599	614
Transportation Systems (TS)	173	173
Siemens VDO Automotive (SV)	1,534	1,530
Medical Solutions (Med)	2,680	2,793
Osram	85	86
Other Operations	162	159
Financing and Real Estate
Siemens Financial Services (SFS)	131	130
Siemens Real Estate (SRE)	—	—

Siemens	9,709	9,689

     The net increase in goodwill of €20 in the three months ended December 31, 2006 results from €166 related to acquisitions and purchase accounting adjustments, offset by €(136) primarily for U.S.$. currency translation adjustments and a disposition of €(10). Acquisitions and purchase accounting adjustments related primarily to a PG acquisition. No goodwill was impaired or written-off in the three months ended December 31, 2006.
     The net increase in goodwill of €326 in the three months ended December 31, 2005 results from €257 acquisitions and purchase accounting adjustments and €69 primarily for U.S.$. currency translation adjustments. Specifically, the acquisitions and purchase accounting adjustments related to PG, SBT, I&S, A&D, SV, Med, TS and SFS. No goodwill was impaired or written-off in the three months ended December 31, 2005.
8. Other intangible assets

	December 31,	September 30,
	2006	2006

Software and other internally generated intangible assets	2,319	2,318
Less: accumulated amortization	(1,361)	(1,320)

Software and other internally generated intangible assets, net	958	998

Patents, licenses and similar rights	4,181	4,075
Less: accumulated amortization	(1,812)	(1,688)

Patents, licenses and similar rights, net	2,369	2,387

Other intangible assets	3,327	3,385

     Amortization expense for the three months ended December 31, 2006 and 2005 reported in Income (loss) from continuing operations before income taxes amounted to €147 and €131, respectively.
9. Pension plans and similar commitments
Principal pension benefits: Components of net periodic benefit cost

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Three months ended			Three months ended
	December 31, 2006			December 31, 2005

	Total	Domestic	Foreign	Total	Domestic	Foreign

Service cost	178	94	84	190	106	84
Interest cost	312	183	129	281	169	112
Expected return on plan assets	(384)	(240)	(144)	(358)	(238)	(120)
Amortization of past service cost (benefit)	(1)	—	(1)	(7)	(6)	(1)
Loss due to settlements and curtailments	4	—	4	—	—	—

Net periodic benefit cost	109	37	72	106	31	75

Germany	37			31
U.S.	37			41
U.K.	26			30
Other	9			4
     Net periodic benefit cost in the table above includes amounts related to discontinued operations. During the three months ended December 31, 2006 and 2005 net periodic benefit cost related to discontinued operations amounted to €18 and €15, respectively.
10. Shareholders’ equity
     Capital increases
     In the three months ended December 31, 2006, common stock increased by approximately €2 through the issuance of 548 thousand shares from the conditional capital to service the stock option plans.
     Treasury Stock
     In the three months ended December 31, 2006, Siemens repurchased a total of 1,474 shares at an average price of €71.27 per share primarily for the purpose of issuing them to former Siemens Nixdorf Informationssysteme AG stockholders and to employees. In the three months ended December 31, 2006, 1,455 shares of Treasury Stock were transfered to these recipients.
11. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	December 31,	September 30,
	2006	2006

Guarantees:
Credit guarantees	594	666
Guarantees of third-party performance	1,067	1,125
Herkules obligations	4,200	—
Other guarantees	514	528

	6,375	2,319

     The Federal Republic of Germany has commissioned a consortium consisting of SBS and IBM Deutschland GmbH (IBM) to modernize and operate the non-military information and communications technology of the German Federal Armed Forces (Bundeswehr). This project is called HERKULES. A project company, BWI Informationstechnik GmbH (BWI) will provide the services required by the terms of the contract. SBS is a shareholder in the project company. The total contract value amounts to a maximum of approximately €6 billion. In connection with the consortium and execution of the contract between BWI and the Federal Republic of Germany in December 2006, Siemens issued several guarantees connected to each other legally and economically in favor of the Federal Republic of Germany and of the consortium member IBM. The guarantees ensure that BWI has sufficient resources to provide the required services and to fulfill its contractual obligations. These guarantees are listed as a separate item “HERKULES obligations” in the table above due to their compound and multilayer nature. Total future payments potentially required by Siemens amount to €4.2 billion and will be reduced by approximately €400 per year over the 10-year contract period. Yearly payments under these guarantees are limited to €400 plus, if applicable, a maximum of €90 in unused guarantees carried forward from the prior year.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
12. Legal proceedings
     On December 12, 2006, the Japanese Fair Trade Commission (FTC) searched the offices of over 10 producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. Siemens Asahi Medical Technologies is cooperating with the FTC in the on-going investigation.
     On January 24, 2007, the European Commission announced its decision to fine the major European and Japanese producers of high-voltage gas-insulated switchgear for alleged antitrust violations in the European Market between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for turnkey power substations. The fine imposed on Siemens amounts to €396.6. The fine imposed on VA Tech, which Siemens has acquired in July 2005, amounts to €22.1. Furthermore VA Tech was declared jointly liable with Schneider Electric for a separate fine of €4.5. The European Commission has not yet issued the grounds for its decision. The investigation of the European Commission started in May 2004. Siemens has cooperated with the investigation but disagrees with the decision and intends to challenge the fine in court.
     As previously reported, Munich public prosecutors are conducting an investigation of certain current and former employees of the Company on suspicion of embezzlement, bribery and tax evasion. Arrest warrants were issued for former and currently suspended employees of our Com business Group who were taken into custody, questioned and later released. In December 2006, the former Chief Executive Officer (CEO) of Com was arrested, questioned and released. Siemens’ former Chief Financial Officer (CFO) was interrogated as a suspect by the public prosecutor. Both of these individuals are former members of the Corporate Executive Committee of Siemens. The Munich prosecutor’s investigation as well as related investigations in Liechtenstein and Switzerland are ongoing. In Greece, public prosecutors are also conducting an investigation with regard to a former officer of Siemens Greece and have questioned the CEO and another employee of Siemens Greece as witnesses. In January 2007, the former officer paid over to Siemens approximately €7.8 in funds Siemens believes were misappropriated. The U.S. Department of Justice is conducting an investigation of possible criminal violations of U.S. law by Siemens in connection with these matters. Siemens understands that the U.S. Securities and Exchange Commission’s enforcement division is conducting an informal inquiry into the matters at this time. With regard to the foregoing matters, the Audit Committee of the Supervisory Board has engaged an independent external law firm to conduct an independent and comprehensive investigation to determine whether anti-corruption regulations have been violated and to conduct an independent and comprehensive assessment of the compliance and control systems of Siemens.
     Siemens currently cannot exclude the possibility that criminal or civil sanctions may be brought against the Company itself or against certain of its employees in connection with possible violations of law. The Company’s operating activities may also be negatively affected due to imposed penalties, compensatory damages or due to the exclusion from public procurement contracts. To date, no charges or provisions for any such penalties or damages have been accrued as management does not yet have enough information to reasonably estimate such amounts. Furthermore, changes affecting the Company’s course of business or its compliance programs may turn out to be necessary.
     Siemens AG and its subsidiaries have been named as defendants in various legal actions and proceedings arising in connection with their activities as a global diversified group. Some of the legal actions include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In the ordinary course of business, Siemens may also be involved in investigations and administrative and governmental proceedings. Given the number of legal actions and other proceedings to which Siemens is subject, some may result in adverse decisions. Siemens contests actions and proceedings when considered appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, Siemens often cannot predict what the eventual loss or range of loss related to such matters will be. Although the final resolution of such matters could have a material effect on Siemens’ consolidated operating results for any reporting period in which an adverse decision is rendered, Siemens believes that its consolidated financial position should not be materially affected.
13. Share-based payment
     Share-based payment plans at Siemens are designed as equity-settled plans as well as cash-settled plans. Total expense for share-based payment recognized in net income for continuing and discontinued operations amounted to €25 and €36 in the three months ended December 31, 2006 and 2005, respectively, and refers primarily to equity-settled awards, including the Company’s employee share purchase program.
     For a description of the Siemens share-based payment plans, see IFRS Consolidated Financial Statements as of September 30, 2006.
     Stock Option Plans
     The Supervisory as well as the Managing Board decided not to grant any stock options in fiscal 2007. Since the authority to distribute options under the 2001 Siemens Stock Option Plan expired on December 13, 2006, no further options will be granted under this plan.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Details on option activity and weighted average exercise prices for the three months ended December 31, 2006 are as follows:

	Three months ended December 31, 2006

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	intrinsic value in
	Options	Exercise Price	Term (years)	millions of €

Outstanding, beginning of the period	26,729,148	€74.67
Options exercised	(548,480)	€54.53
Options forfeited	(6,442,033)	€86.32

Outstanding, end of period	19,738,635	€71.43	2.0	103
Exercisable, end of period	16,826,345	€70.88	1.7	102
     Stock awards
     In the three months ended December 31, 2006, the Company granted 1,232,893 stock awards to 5,162 employees and members of the Managing Board, of which 37,302 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for the three months ended December 31, 2006 are as follows:

		Weighted Average Grant-
	Awards	Date Fair Value

Nonvested, beginning of the period	2,154,871	€56.44
Granted	1,232,893	€67.70
Vested	—	€—
Forfeited	(32,883)	€58.68
Nonvested, end of period	3,354,881	€60.56
Exercisable, end of period	—	€—
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends. Total fair value of stock awards granted in the three months ended December 31, 2006 and 2005, amounted to €83 and €62, respectively.
     As of December 31, 2006, unrecognized compensation costs related to stock awards amount to €146, which is expected to be recognized over a weighted average vesting period of 3.2 years.
     Employee share purchase plan
     Under a compensatory employee share purchase program, employees may purchase a limited number of shares in the Company at preferential prices once a year. Up to a stipulated date in the first quarter of the fiscal year, employees may order the shares, which are usually issued in the second quarter of the fiscal year. The employee share purchase program is measured at fair value. During the three months ended December 31, 2006 and 2005, the Company incurred compensation expense before tax of €27 and €38, based on a preferential employee share price of €51.20 and €46.12, respectively, and a grant-date fair value of €20.79 and €21.19, respectively, per share.
14. Earnings per share

	Three months ended
	December 31,

	2006	2005

(shares in thousands)
Income from continuing operations	714	607
Less: Portion attributable to minority interest	(44)	(34)

Income from continuing operations attributable to shareholders of Siemens AG	670	573
Plus: Effect of assumed conversion, net of tax	14	—

Income from continuing operations attributable to shareholders of Siemens AG plus effect of assumed conversion	684	573
Weighted average shares outstanding—basic	891,309	890,700
Effect of dilutive convertible debt securities and share-based payment	46,741	1,990

Weighted average shares outstanding—diluted	938,050	892,690
Basic earnings per share (from continuing operations)	0.75	0.64
Diluted earnings per share (from continuing operations)	0.73	0.64

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
15. Segment information
     During fiscal 2007, the Company has thirteen reportable segments referred to as Groups reported among the components used in Siemens’ financial statement presentation as described in Note 1. The Groups are organized based on the nature of products and services provided.
     Due to the increased importance of the Company’s strategic investments accounted for under the equity method, in particular the pending creation of NSN (see Note 2 for further information), Siemens has created a new reportable segment Strategic Equity Investments (SEI) beginning in fiscal 2007. SEI represents an operating segment, having its own management that reports the results of the segment to the Managing Board. During the three months ended December 31, 2006, SEI consisted of Fujitsu Siemens Computers (Holding) BV (FSC) and BSH Bosch und Siemens Hausgeräte GmbH. These investments were formerly included within Other Operations. Prior-year information was reclassified for comparability purposes.
     Within the Operations component, Siemens has ten Groups which involve manufacturing, industrial and commercial goods, solutions and services in areas related to Siemens’ origins in the electrical business. Also included in Operations is SEI, as well as operating activities not associated with a Group, the latter of which are reported under Other Operations. Reconciling items are discussed in Reconciliation to financial statements below.
     As discussed in Note 2, the primary business components of the former operating segment Com, carrier networks, enterprise networks and MD, were either held for disposal or already disposed of as of December 31, 2006. Beginning October 1, 2006, A&D assumed responsibility for Com’s Wireless Modules business. Except for Wireless Modules and other businesses including the former division Siemens Home and Office Communication Devices that was reclassified from Com to Other Operations in the third quarter of fiscal 2006, the historical results of Com are presented as discontinued operations. Current and prior-year segment disclosures exclude the applicable information included in the Company’s financial statement presentation.
     The Financing and Real Estate component includes the Groups SFS and SRE. The Eliminations, reclassifications and Corporate Treasury component separately reports the consolidation of transactions among Operations and Financing and Real Estate, as well as certain reclassifications and the activities of the Company’s Corporate Treasury.
     The accounting policies of these components, as well as the Groups included, are generally the same as those used for Siemens. Corporate overhead is generally not allocated to segments. Intersegment transactions are generally based on market prices.
     New orders are determined principally as the estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent.
Operations
     The Managing Board is responsible for assessing the performance of the Operations Groups. The Company’s profitability measure for its Operations Groups is earnings before financing interest, certain pension costs, and income taxes (Group profit) as determined by the Managing Board as the chief operating decision maker (see discussion below). Group profit excludes various categories of items which are not allocated to the Groups since the Managing Board does not regard such items as indicative of the Groups’ performance. Group profit represents a performance measure focused on operational success excluding the effects of capital market financing issues.
     Financing interest is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Groups and interest expense on payables to suppliers. Financing interest is excluded from Group profit because decision-making regarding financing is typically made centrally by Corporate Treasury.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Group profit includes only amounts related to the service cost of pension plans, while all other pension related costs (including charges for the German pension insurance association and plan administration costs) are included in the line item Corporate items, pensions and eliminations.
     Furthermore, income taxes are excluded from Group profit since tax expense is subject to legal structures which typically do not correspond to the structure of the Operations Groups.

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The Managing Board utilizes net capital employed to assess the capital intensity of the Operations Groups. Its definition corresponds with the Group profit measure. Net capital employed is based on total assets excluding intragroup financing receivables and intragroup investments and tax related assets, as the corresponding positions are excluded from Group profit (asset-based adjustments). The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities (e.g. trade payables) and provisions (liability-based adjustments) to derive net capital employed. The reconciliation of total assets to net capital employed is presented below.
     Other Operations primarily refers to operating activities not associated with a Group, as well as to assets recently acquired as part of acquisitions for which the allocation to the Groups are not yet finalized but excluding the investment in Infineon, which was included in Corporate items prior to its sale in April 2006 (see IFRS Consolidated Financial Statements as of September 30, 2006 for further information). The Dematic business was included in Other Operations before a significant portion of it was sold (see IFRS Consolidated Financial Statements as of September 30, 2006 for further information).
     Reconciliation to financial statements
     Reconciliation to financial statements includes items which are excluded from the definition of Group profit as well as costs of corporate headquarters.
     Corporate items includes corporate charges such as personnel costs for corporate headquarters, the results of corporate-related derivative activities, as well as corporate projects and non-operating investments. Pensions includes the Company’s pension related income (expenses) not allocated to the Groups. Eliminations represents the consolidation of transactions within the Operations component.
     In the three months ended December 31, 2006, Corporate items, pensions and eliminations in the column Group profit includes €(631) related to corporate items, as well as €(30) and €(2) related to pensions and eliminations, respectively. Included in €(631) is the €(423) impact related to a fine imposed by the European Commission in connection with an antitrust investigation involving suppliers of high-voltage gas-isolated switching systems in the power transmission and distribution industry between 1988 and 2004 (see Notes 4 and 12). In the three months ended December 31, 2005, Corporate items, pensions and eliminations in the column Group profit includes €(112) related to corporate items, as well as €23 and €(2) related to pensions and eliminations, respectively.
     Other interest expense of Operations relates primarily to interest paid on debt and corporate financing transactions through Corporate Treasury.
     The following table reconciles total assets of the Operations component to net capital employed of the Operations Groups as disclosed in Segment Information according to the above definition:

	December 31,	September 30,
	2006	2006

Total assets of Operations	82,789	80,222
Asset-based adjustments:
Intragroup financing receivables and investments	(14,019)	(16,028)
Tax-related assets	(3,825)	(3,989)
Liability-based adjustments:
Pension plans and similar commitments	(4,209)	(5,081)
Liabilities and provisions	(38,695)	(37,133)
Assets classified as held for disposal and associated liabilities	(3,315)	(1,993)

Total adjustments (line item Other assets related and miscellaneous reconciling items within the Segment Information table)	(64,063)	(64,224)

Net capital employed of Corporate items, pensions and eliminations	5,741	6,584

Net capital employed of Operations Groups	24,467	22,582

SIEMENS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The following table reconciles Net cash from operating and investing activities, Capital spending and Amortization, depreciation and impairments of the Operations component as disclosed in Segment Information to Siemens Consolidated Statements of Cash Flow:

	Net cash from operating				Amortization, depreciation
	and investing activities		Capital spending		and impairments
	Three months ended		Three months ended		Three months ended
	December 31,		December 31,		December 31,

	2006	2005	2006	2005	2006	2005

Total Operations - continuing	(1,402)	(820)	1,234	1,049	565	533
Total Operations - discontinued	(1,050)	(167)	84	95	5	91

Total Operations	(2,452)	(987)	1,318	1,144	570	624
Total Financing and Real Estate - continuing	142	181	129	170	104	98
Total Financing and Real Estate - discontinued	—	—	—	—	—	—

Total Financing and Real Estate	142	181	129	170	104	98
Eliminations, reclassifications and Corporate Treasury - continuing	100	(85)	—	—	—	—
Eliminations, reclassifications and Corporate Treasury - discontinued	—	(8)	—	—	—	—

Total Eliminations, reclassifications and Corporate Treasury	100	(93)	—	—	—	—

Siemens Consolidated Statements of Cash Flow	(2,210)	(899)	1,447	1,314	674	722

Financing and Real Estate
     The Company’s performance measurement for its Financing and Real Estate Groups is Income before income taxes. In contrast to the performance measurement used for the Operations Groups, interest income and expense is an important source of revenue and expense for Financing and Real Estate.
Eliminations, reclassifications and Corporate Treasury
     Income before income taxes consists primarily of interest income due to cash management activities, corporate finance, and certain currency and interest rate derivative instruments.
16. Subsequent events
     In fiscal 2006, Siemens signed an agreement to acquire the diagnostics division of Bayer Aktiengesellschaft. The acquisition, which will be integrated into Med, will enable Siemens to expand its position in the growing molecular diagnostics market. The acquisition was completed on January 2, 2007. The estimated purchase price, payable in cash, amounts to €4.4 billion (including cash acquired).
     On January 24, Siemens announced an agreement to acquire U.S.-based UGS Corp., one of the leading providers of product lifecycle management (PLM) software and services for manufacturers, from its current owners Bain Capital Partners, L.L.C., Silver Lake Technology Management, L.L.C. and Warburg Pincus, L.L.C. The aggregate consideration, including the assumption of debt, amounts to approximately U.S.$3.5 billion (approximately €2.7 billion). Upon approval of the transaction by relevant regulatory authorities, the activities of UGS will become part of A&D.
     On January 24, Siemens announced that it plans an initial public offering of a minority of shares in Siemens VDO Automotive (SV).

Quarterly summary
(in € unless otherwise indicated)

	Fiscal year 2007	Fiscal year 2006

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenue (in millions of €)	19,068	20,764	18,689	18,824	17,976
Income from continuing operations	714	262	1,341	897	607
Net income (in millions of €)	788	129	1,344	923	939
Net cash from operating and investing activities (in millions of €)(1)	(1,160)	(813)	1,972	538	(724)

Key capital market data
Basic earnings per share(1)	0.75	0.23	1.45	0.95	0.64
Diluted earnings per share(1)	0.73	0.23	1.11	0.95	0.64

Siemens stock price (2)
High	76.27	68.80	79.77	79.25	73.78
Low	66.91	61.90	61.37	70.00	60.08
Period-end	75.14	68.80	68.03	77.04	72.40
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX® index	- 0.65	- 4.52	- 6.90	- 2.08	5.61
Compared to Dow Jones STOXX® index	1.91	- 5.79	- 8.78	- 0.15	8.28

Number of shares issued (in millions)	892	891	891	891	891

Market capitalization (in millions of €)(3)	66,997	61,307	60,620	68,649	64,435

Credit rating of long-term debt
Standard & Poor’s	AA-	AA-	AA-	AA-	AA-
Moody’s	Aa3	Aa3	Aa3	Aa3	Aa3

(1)	Continuing operations.

(2)	XETRA closing prices, Frankfurt.

(3)	Based on shares outstanding.

Supervisory Board changes
     Effective as of the conclusion of the Annual Shareholders’ Meeting on January 25, 2007, Mr. Wolfgang Müller elected to retire his mandate on the Supervisory Board. An application was made to the local courts of Berlin-Charlottenburg and Munich to appoint Mr. Dieter Scheitor as a new member of the Supervisory Board in his place.

Siemens financial calendar*

Second-quarter financial report and Semiannual Press Conference	Apr. 26, 2007
Third-quarter financial report	July 26, 2007
Preliminary figures for fiscal year/Press conference	Nov. 8, 2007
Annual Shareholders’s Meeting for fiscal 2006	Jan. 24, 2008

*Provisional. Updates will be posted at: www.siemens.com/financial_calendar
Information resources

Telephone	+49 89 636-33032 (Press Office)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-32825 (Press Office)
+49 89 636-32830 (Investor Relations)

E-mail	press@siemens.com
investorrelations@siemens.com
Address
Siemens AG
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
Internet          www.siemens.com
Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2007 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: February 1, 2007	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President Financial Reporting and Controlling